THE TURNER CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share amounts)

	(Unaudited)
	Nine Months Ended September 30,

                                                  	1994		1993


PRIMARY
Weighted average common shares outstanding       	5,103		5,066

Common stock equivalents (assuming the use
 of the proceeds from their exercise or
 issuance to acquire treasury stock using
 the average quarterly market price) granted
 under employee stock option and stock
 purchase plans                                    	87	  	118

Weighted average common and common equivalent
 shares outstanding                             	5,190		5,184

Earnings available to common shareholders
 less dividends on preferred stock, net of tax 	$1,580	$1,394

  Earnings per common share                     	$0.30		$0.27

FULLY DILUTED

Weighted average shares outstanding used
 in the computation of primary
 earnings per share                             	5,103		5,066

Common stock equivalents (assuming the use
 of the proceeds from their exercise or
 issuance to acquire treasury stock using
 the quarter ended market price) granted
 under employee stock option and stock
 purchase plans                                  	87   		118

Conversion of convertible preferred stock
 to common stock	                                849	   	849

Stock option equivalent shares                    	-	     	-

Weighted average common and common
 equivalent shares outstanding                	6,039 	 6,033


Earnings available for common shareholders less
  preferred dividend differential            	$1,580 	$1,394

Fully diluted earnings per common share:

  Earnings per share                           $0.26  	$0.23